CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref.: CSA/CPA6/5(e)

6th August 2003

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03029267

Dear Sirs,

Cathay Pacific Airways Limited
File No. 82-1390

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to file the following documents:

(a) Announcement Form;
(b) Press Release and Text of the Advertisements which will appear in the publications.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/ic
Encl.
ic/interin/letter.doc

c.c.: Mr. Bryan Ho (w/o encl.), Assistant Treasurer, The Bank of New York (Fax: 001-1-212-5713050)


oneworld member

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3423 Fax: 2523 1254)

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited (Name of Company/Representative Company) No. of pages: 2

Margaret Yu (Responsible Official) 2840 8868 (Contact Telephone Number) 6th August 2003 Date

Name of listed company : Cathay Pacific Airways Limited

Year end date : 31 /12 / 2003

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

Review of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/1/2003 to 30/6/2003	(~~Audited~~/Unaudited*) Last Corresponding Period from 1/1/2002 to 30/6/2002
Turnover	:	12,275 million	15,511 million
Profit/(Loss) from Operations	:	(760 million)	1,836 million
Finance cost	:	(281 million)	(456 million)
Share of Profit / (Loss) of Associates	:	8 million	141 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit / (Loss) after Taxation & MI	:	(1,241 million)	1,412 million
% Change over Last Period	:	N/A	
EPS / (LPS) - Basic (Note 1)	:	(37.2 ¢)	42.4 ¢
- Diluted (Note 1)	:	(37.0 ¢)	42.1 ¢
Extraordinary ("ETD") Gain / (Loss)	:	N/A	N/A
Profit / (Loss) after ETD Items	:	(1,241 million)	1,412 million
Interim / ~~Final~~* Dividend per Share	:	3.0 ¢	16.0 ¢
(specify if with other options)	:	N/A	N/A

B / C Dates for Interim / ~~Final~~* Dividend	:	8th September 2003	to	11th September 2003 bdi.
Payable Date	:	2nd October 2003		
B / C Dates for (-) General Meeting	:	N/A	to	N/A bdi.
Other Distribution for Current Period	:	N/A		
B / C Dates for Other Distribution	:	N/A	to	N/A bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
Cathay Pacific Airways Limited



Signature :
Name : Margaret Yu
Title : Company Secretary

Note 1:

Basic loss per share and diluted loss per share are calculated by dividing Loss after Taxation and Minority Interest of HK$1,241 million (2002 profit: HK$1,412 million) by the daily weighted average number of shares in issue throughout the period of 3,337 million (2002: 3,332 million) shares and 3,353 million (2002: 3,357 million) shares respectively with the latter adjusted for the effects of the share options.

Media Information

6 August 2003

FOR IMMEDIATE RELEASE

CATHAY PACIFIC ANNOUNCES 2003 INTERIM RESULTS

Results		**1H2003**	**1H2002**	**Change**
Turnover	HK$ million	**12,275**	**15,511**	**-20.9%**
Attributable (loss)/profit	HK$ million	**(1,241)**	**1,412**	**-187.9%**
(Loss)/earnings per share	HK¢	**(37.2)**	**42.4**	**-187.7%**
Dividend per share	HK¢	**3.0**	**16.0**	**-81.3%**

Cathay Pacific Airways today announced its interim results for the first six months of 2003. The Group reported a loss attributable to shareholders of HK$1,241 million compared to a profit of HK$1,412 million in 2002. Turnover fell 20.9% to HK$12,275 million.

The Group enjoyed a very strong first quarter. However, the outbreak of atypical pneumonia, or SARS, had a devastating impact on passenger numbers in the second quarter. The company issued its first ever profit warning in April, parked 22 aircraft and reduced its schedule by cancelling up to half its normal services in May and June. Passenger yield dropped 5.7% to HK42.8 cents.

The airline's cargo business sustained strong growth, carrying 406,000 tonnes, up 5.2% on the same period last year, partly due to the integration of AHK's European services since July 2002. SARS had the effect of reducing cargo capacity because of the cancelled passenger flights. This shortfall was in part offset by the reactivation of a Boeing 747-200F freighter, which had been parked since late 2001. A third weekly freighter service was also added to Milan. However, cargo yields fell by 6% to HK$1.72 per tonne kilometre.

Cathay Pacific's affiliates and associate companies were also adversely affected by SARS.

Cathay Pacific Chairman James Hughes-Hallett said: "This was without a doubt the most challenging period in Cathay Pacific's history. The fact that we survived and are now able to work towards our recovery is due entirely to the admirable teamwork of our staff and management and our shareholders' continued confidence in the company. We are progressively resuming services and helping to rebuild the tourism industry and local economy of Hong Kong. Looking ahead, we will continue with plans to grow our fleet, strengthen our network and enhance Hong Kong's position as Asia's leading aviation and logistics hub."

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Wong, Corp Comm Manager, Public Affairs, (852) 2747-5393 or 7901-5393

Maria Yu, Asst Corp Comm Mgr, Media Relations, (852) 2747-5363 or 7901 5368

The Cathay Pacific Website can be found at www.cathaypacific.com

Consolidated Profit and Loss Account – Unaudited

	Note	Six months ended 30th June 2003 HK$M	2002 HK$M
Passenger services		**7,438**	10,550
Cargo services		**4,405**	4,225
Catering and other services		**432**	736
Turnover	1	**12,275**	15,511
Expenses			
Staff		**(3,961)**	(3,810)
Route		**(2,484)**	(2,992)
Fuel		**(2,402)**	(2,197)
Aircraft maintenance		**(1,298)**	(1,589)
Depreciation and operating leases		**(2,433)**	(2,317)
Commissions		**(158)**	(247)
Others		**(299)**	(523)
Operating expenses		**(13,035)**	(13,675)
Operating (loss)/profit		**(760)**	1,836
Finance charges		**(971)**	(1,264)
Finance income		**690**	808
Net finance charges		**(281)**	(456)
Share of profits of associated companies		**8**	141
(Loss)/profit before taxation		**(1,033)**	1,521
Taxation	2	**(194)**	(102)
(Loss)/profit after taxation		**(1,227)**	1,419
Minority interests		**(14)**	(7)
(Loss)/profit attributable to shareholders		**(1,241)**	1,412
Dividends			
Interim declared	3	**100**	533
(Loss)/earnings per share		**HK¢**	HK¢
Basic		**(37.2)**	42.4
Diluted		**(37.0)**	42.1
Dividend per share	3	**3.0**	16.0
		HK$	HK$
Shareholders' funds per share		**8.8**	9.2

Consolidated Balance Sheet - Unaudited

	Note	30th June 2003 HK$M	(Audited) 31st December 2002 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets	*4*	**49,086**	50,038
Intangible assets		**452**	489
Investments in associated companies		**1,581**	1,739
Other long-term receivables and investments		**1,280**	1,458
		52,399	53,724
Long-term liabilities		**(29,422)**	(31,382)
Related pledged security deposits		**11,652**	12,853
Net long-term liabilities		**(17,770)**	(18,529)
Retirement benefit obligations		**(328)**	(346)
Deferred taxation		**(7,870)**	(7,614)
		(25,968)	(26,489)
Net non-current assets		**26,431**	27,235
Current assets and liabilities			
Stock		**480**	430
Trade and other receivables		**3,172**	4,294
Liquid funds		**11,371**	13,180
		15,023	17,904
Current portion of long-term liabilities		**(7,692)**	(6,409)
Related pledged security deposits		**2,881**	2,128
Net current portion of long-term liabilities		**(4,811)**	(4,281)
Trade and other payables		**(4,363)**	(5,280)
Unearned transportation revenue		**(1,906)**	(2,518)
Taxation		**(906)**	(874)
		(11,986)	(12,953)
Net current assets		**3,037**	4,951
Total assets less current and non-current liabilities		**29,468**	32,186
Minority interests		**(85)**	(71)
Net assets		**29,383**	32,115
CAPITAL AND RESERVES			
Share capital		**668**	667
Reserves		**28,715**	31,448
Shareholders' funds	*5*	**29,383**	32,115

Notes:

1. **Turnover**

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

	Six months ended 30th June	
	2003	2002
	HK$M	HK$M
Turnover by origin of sale :		
North Asia		
- Hong Kong and Mainland China	**4,981**	5,868
- Japan, Korea and Taiwan	**2,193**	3,281
South East Asia and Middle East	**1,443**	1,931
Europe	**1,453**	1,788
Pacific and South Africa	**2,205**	2,643
	12,275	15,511

Countries included in each region are defined in the 2002 annual report. Geographical analysis of segment results, segment assets and segment liabilities are not disclosed for the reasons set out in the 2002 annual report.

2. **Taxation**

	Six months ended 30th June	
	2003	2002
	HK$M	HK$M
The Company and its subsidiary companies		
- Hong Kong profits tax	**6**	16
- Overseas taxation	**69**	59
- Deferred taxation	**59**	26
- Under/(over) provision for prior years	**42**	(22)
Share of associated companies' taxation	**18**	23
	194	102

Hong Kong profits tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

3. **Dividends**

On 5th May 2003, the Board of Directors revised the 2002 final dividend from HK¢56 per share, as originally proposed on 5th March 2003, to HK¢28 per share (2001: HK¢5 per share) in order to conserve the Company's cash in reaction to the business downturn following the SARS outbreak. The revised 2002 final dividend proposal of HK¢28 per share, which totals HK$935 million (2001:HK$167 million) was subsequently approved by shareholders on 14th May 2003 and was paid on 2nd June 2003.

On 6th August 2003, the Board of Directors declared an interim dividend of HK¢3 per share for the period ended 30th June 2003. This interim dividend which totals HK$100 million will be paid on 2nd October 2003 to shareholders registered at the close of business on 11th September 2003. The share register will be closed from 8th September 2003 to 11th September 2003, both dates inclusive.

4. Fixed assets

Fixed assets at 30th June 2003 include leased assets of HK$30,184 million (31st December 2002: HK$31,759 million).

5. Shareholders' funds

			Non-distributable					
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M
At 1st January 2003	667	23,250	7,207	21	412	559	(1)	32,115
Exchange differences on cash flow hedges								
- recognised during the period	-	-	-	-	-	(417)	-	(417)
- transferred to loss for the period	-	-	-	-	-	(29)	-	(29)
Revaluation deficit recognised during the period	-	-	-	-	(124)	-	-	(124)
Exchange differences	-	-	-	-	-	-	(1)	(1)
Net loss not recognised in the profit and loss account	-	-	-	-	(124)	(446)	(1)	(571)
Loss attributable to shareholders	-	(1,241)	-	-	-	-	-	(1,241)
2002 final dividends	-	(935)	-	-	-	-	-	(935)
Share options exercised								
- premium received	-	-	14	-	-	-	-	14
- share capital issued	1	-	-	-	-	-	-	1
At 30th June 2003	668	21,074	7,221	21	288	113	(2)	29,383

6. Commitments and contingencies

(a) Outstanding payment commitments in respect of capital items and investments authorised at the end of the period but not provided for in the accounts amounted to:

	30th June 2003	31st December 2002
	HK$M	HK$M
Authorised and contracted for		
- aircraft and related equipment	**5,544**	3,605
- others	**-**	4
	5,544	3,609
Authorised but not contracted for		
- aircraft and related equipment	**698**	443
- others	**-**	2
	698	445
	6,242	4,054

	HK$M
These commitments are expected to be paid as follows:	
2003	**3,599**
2004	**2,127**
2005	**516**
	6,242

Commitments include the amounts for the acquisition of three A330-300, three B777-300 and six A300-600F aircraft.

(b) The Company has undertaken to indemnify lessors in leasing arrangements of the Group so as to maintain a specified rate of return on each of the lessors' investments under certain circumstances. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(c) At 30th June 2003, contingent liabilities existed in respect of guarantees given by the Company on behalf of subsidiary, associated, other related companies and staff relating to long-term loan facilities of up to HK$1,353 million (31st December 2002: HK$1,404 million).

Corporate governance

None of the Directors of the Company are aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules (Main Board) of the Stock Exchange of Hong Kong (the "Stock Exchange").

Share capital

During the period under review, the Group did not purchase or redeem any shares in the Company. At 30th June 2003, 3,337,973,848 shares were in issue (31st December 2002: 3,336,007,848 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999. During the period under review, 1,966,000 shares were issued under the Scheme. Details of the Scheme can be found in note 14 to the accounts in the 2003 interim report.

Interim report

The 2003 interim report will be sent to shareholders on 22nd August 2003. It will also be available on the Stock Exchange's website and the Company's website www.cathaypacific.com before the end of August 2003.

Chairman's Letter

During the first half of 2003, Cathay Pacific was confronted by the greatest commercial challenge in the Company's history. The outbreak in mid March of atypical pneumonia, or SARS, had a devastating impact on our passenger business. Passenger numbers fell dramatically to below one fifth of their normal level and in April the Group issued its first ever profit warning. For the first six months of the year the Group recorded a loss of HK$1,241 million, compared to a profit of HK$1,412 million recorded in the first half of 2002. Turnover at HK$12,275 million was down 20.9%.

Following the outbreak of SARS, we responded quickly both to contain costs and conserve cash reserves. We reduced our passenger schedule by 45 percent and parked 22 aircraft, whilst maintaining the integrity of our global network. Passenger revenue fell 29.5% compared to the same period last year and passenger yield fell 5.7% to HK¢42.8.

Support for the Company during this extremely difficult episode was demonstrated by our shareholders, who voted to accept the Board's recommendation to halve the previously recommended final dividend for 2002, and by the vast majority of our staff who agreed to accept one month's unpaid leave. I would also like to thank the many suppliers who agreed to lower fees and charges and to extend payment terms.

Demand for our cargo services remained strong, particularly to our key markets in Europe and North America. The Group's cargo revenues were up 4.3% on the same period last year. We maintained a full freighter schedule and introduced an additional service to Milan. One Boeing 747-200 freighter, which had been parked since late 2001, was re-introduced into service. Cargo yield fell 6.0% to HK$1.72.

Following the containment of the SARS outbreak and the subsequent lifting of various World Health Organisation travel advisories, we have focused on rebuilding public confidence in air travel and tourism. Cathay Pacific was instrumental in the creation of the "We Love Hong Kong" campaign aimed at restoring consumer sentiment in Hong Kong. We also launched a range of special promotions and initiatives aimed at recovering lost business.

As market conditions strengthened we reinstated services and are now operating at 90% of our original passenger schedule. As demand continues to recover we anticipate a much improved performance in the second half year.

James Hughes-Hallett
Chairman
Hong Kong, 6th August 2003

Financial and Operating Highlights

Group Financial Statistics		2003	2002	Change
Results		**Six months ended 30th June**		
Turnover	*HK$ million*	**12,275**	15,511	**-20.9%**
(Loss)/profit attributable to shareholders	*HK$ million*	**(1,241)**	1,412	**-187.9%**
(Loss)/earnings per share	*HK cents*	**(37.2)**	42.4	**-187.7%**
Dividend per share	*HK cents*	**3.0**	16.0	**-81.3%**
(Loss)/profit margin	*%*	**(10.1)**	9.1	**-19.2%pt**
Balance Sheet		**30th June**	31st December	
Shareholders' funds	*HK$ million*	**29,383**	32,115	**-8.5%**
Net borrowings	*HK$ million*	**11,230**	9,646	**+16.4%**
Net debt/equity ratio	*Times*	**0.38**	0.30	**+0.08times**

Operating Statistics - Cathay Pacific		Six months ended 30th June		Change
Available tonne kilometres ("ATKs")	*Million*	**6,087**	5,750	**+5.9%**
Passengers carried	*'000*	**4,019**	5,933	**-32.3%**
Passenger load factor	*%*	**64.4**	78.1	**-13.7%pt**
Passenger yield	*HK cents*	**42.8**	45.4	**-5.7%**
Cargo carried	*'000 Tonnes*	**406**	386	**+5.2%**
Cargo and mail load factor	*%*	**69.2**	70.2	**-1.0%pt**
Cargo and mail yield	*HK$*	**1.72**	1.83	**-6.0%**
Cost per ATK	*HK$*	**2.09**	2.26	**-7.5%**
Aircraft utilisation	*Hours per day*	**11.1**	11.8	**-5.9%**
On-time performance	*%*	**91.7**	90.7	**+1.0%pt**

Capacity, load factor and yield - Cathay Pacific

	Capacity ASK /ATK (million)*			Load Factor (%)			Yield
	2003	2002	**Change**	**2003**	2002	**Change**	**Change**
Passenger services							
North Asia	**4,077**	5,346	**-23.7%**	**55.6**	68.8	**-13.2%pt**	**-8.2%**
South East Asia and Middle East	**5,851**	6,684	**-12.5%**	**59.2**	72.5	**-13.3%pt**	**-4.6%**
Europe	**5,481**	6,386	**-14.2%**	**69.6**	84.6	**-15.0%pt**	**+8.3%**
Pacific and South Africa	**11,422**	11,121	**+2.7%**	**67.7**	82.3	**-14.6%pt**	**-3.4%**
Overall	**26,831**	29,537	**-9.2%**	**64.4**	78.1	**-13.7%pt**	**-5.7%**
Cargo services	**3,535**	2,940	**+20.2%**	**69.2**	70.2	**-1.0%pt**	**-6.0%**

* *Capacity is measured in available seat kilometres (ASK) for passenger services and available tonne kilometres (ATK) for cargo services.*

Passenger services

- In the first six months of 2003, 4 million passengers were carried representing a reduction of 1.9 million passengers on 2002. ASKs fell by 9.2% while load factor, on the greatly reduced capacity, fell to 64.4%.
- Passenger revenue fell by 29.5%, partly as a result of uncertainty over the war in Iraq, but mainly due to the outbreak of SARS and a subsequent World Health Organisation travel advisory issued against Hong Kong.
- At the worst point in the crisis passenger services were cut by 45 percent and 22 aircraft were parked.
- Yield in the first half dropped to HK¢42.8 from HK¢45.4 in the same period last year.
- Passenger operations were not affected by the war in Iraq, although First Class and Business Class traffic slowed from early March amid uncertainty over the conflict.
- All routes were adversely affected by SARS, in particular services to Taiwan and North America.
- The proportion of revenue generated from Hong Kong increased significantly in the second quarter.
- We saw *a gradual yet slow recovery in June after the World Heath Organisation lifted the travel advisory* against Hong Kong.

Cargo services

- In the first six months of 2003, 406,000 tonnes of freight were carried representing an increase of 20,000 tonnes on 2002. Cargo ATKs grew by 20.2% while the load factor decreased to 69.2%.
- Revenue increased by 11.4% with strong export growth to the United States, Europe and Asian destinations.
- Yield declined from HK$1.83 to HK$1.72 per revenue tonne kilometre due in part to an increase in the number of lower yield long-haul services.
- While the war in Iraq had no effect upon cargo operations, SARS had the effect of reducing cargo capacity by 20% because of the cancelled passenger flights.
- This shortfall was compensated by the integration of AHK's European operation in July 2002 and the reactivation of a previously parked B747-200 freighter.
- Additional freighter services were mounted within the region where there was any shortfall in cargo capacity.
- We increased our freighter service frequency to Milan from two to three flights each week.
- Cathay Pacific Cargo was joined by Japan Airlines Cargo, Qantas Freight and Singapore Airlines Cargo in signing a memorandum of understanding to partner in a new Internet-based cargo portal.

Operating expenses

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2003	2002		**2003**	2002	
	HK$M	HK$M	**Change**	**HK$M**	HK$M	**Change**
Staff	**3,961**	3,810	**+4.0%**	**3,611**	3,420	**+5.6%**
Inflight service and passenger expenses	**559**	695	**-19.6%**	**559**	695	**-19.6%**
Landing, parking and route expenses	**1,925**	2,297	**-16.2%**	**1,885**	2,195	**-14.1%**
Fuel	**2,402**	2,197	**+9.3%**	**2,369**	2,063	**+14.8%**
Aircraft maintenance	**1,298**	1,589	**-18.3%**	**1,263**	1,510	**-16.4%**
Aircraft depreciation and operating leases	**1,975**	1,801	**+9.7%**	**1,954**	1,731	**+12.9%**
Other depreciation and operating leases	**458**	516	**-11.2%**	**343**	388	**-11.6%**
Commissions	**158**	247	**-36.0%**	**158**	246	**-35.8%**
Exchange gain	**(113)**	(85)	**+32.9%**	**(112)**	(81)	**+38.3%**
Others	**412**	608	**-32.2%**	**418**	402	**+4.0%**
Operating expenses	**13,035**	13,675	**-4.7%**	**12,448**	12,569	**-1.0%**
Net finance charges	**281**	456	**-38.4%**	**275**	444	**-38.1%**
Total operating expenses	**13,316**	14,131	**-5.8%**	**12,723**	13,013	**-2.2%**

- Staff cost increased by 5.6% due to an increase in staff numbers.
- Inflight service and passenger expenses fell due to cost saving initiatives and the decrease in passenger numbers.
- Landing, parking and route expenses reduced mainly as a result of flight cancellations.
- Fuel cost increased, despite flight cancellations, as a result of a 25% increase in the average fuel price.
- Aircraft maintenance decreased following the parking of 22 passenger aircraft.
- Aircraft depreciation and operating leases increased as a result of the new aircraft which joined the fleet in the second half of 2002.
- Net finance charges decreased due to lower average net borrowings.
- Cathay Pacific's cost per ATK fell to HK$2.09 due to passenger flight cancellations and cost saving initiatives.

Financial position

- Additions to fixed assets were HK$955 million, comprising HK$885 million for aircraft and related equipment and HK$70 million for properties and other equipment.
- Borrowings decreased by 1% to HK$22,581 million. These are fully repayable by 2017 and are mainly denominated in US dollars, Japanese yen, Sterling, and Euro with 68% at fixed rates of interest.
- Liquid funds, 84% of which is denominated in US dollars, reduced by 13.7% to HK$11,371 million.
- Net borrowings increased by 16.4% to HK$11,230 million.
- The Group's shareholders' funds decreased by 8.5% to HK$29,383 million whilst the net debt/equity ratio increased to 0.38 times.
- The Group's policy on financial risk management and the management of currency and interest rate exposures is set out in the 2002 annual report.

Fleet profile

Aircraft type	Number as at 30th June 2003			Total	Firm orders			Total	Expiry of operating leases			Options
		Leased										
	Owned	Finance	Operating	Total	'03	'04	'05	Total	'06	'07	'08	
Aircraft operated by Cathay Pacific :												
B747-400	9	8	2	19						1	1	
B747-200F	4	2		6								
B747-400F	1	4		5								
B777-200	1	4		5								
B777-300		7		7	2	1		3				3[(a)]
A330-300		20		20	3			3				
A340-300		11	4	15					4			
A340-600[(b)]			3	3						2	1	
Total	15	56	9	80	5	1		6	4	3	2	3
Aircraft operated by AHK Air Hong Kong :												
B747-200F		1		1								
A300-600F						4	2	6				4
A300-B4F /B727F[(c)]			2	2								
Total		1	2	3		4	2	6				4

(a) Operating lease options expire in 2007 and are for any B777 model.
(b) Aircraft on five year operating leases.
(c) Aircraft on wet lease.

Human resources

- A staff hiring freeze was implemented following the fall in passenger traffic.
- Staff were asked to join a special leave scheme and take one month's unpaid leave between June and September in order to help the Company conserve cash and thereby preserve jobs. With the reinstatement of services the unpaid leave has now been reduced by one week.
- By mid-2003, we employed 14,800 staff in 30 countries and territories, 10,900 of which are based in Hong Kong.
- Cathay Pacific regularly reviews its human resources and remuneration policy in light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Review of affiliated businesses and associated companies

- SARS had little effect on AHK Air Hong Kong's air freight business and the company reported a satisfactory interim profit.
- The interim performance of Cathay Pacific Catering Services (H.K.) Limited was badly affected by the outbreak of SARS.
- Hong Kong Dragon Airlines Limited recorded an interim loss due to a significant fall in passenger traffic resulting from the SARS outbreak in Hong Kong, Mainland China and Taiwan.
- Hong Kong Aircraft Engineering Company Limited recorded an interim profit of HK$190 million, representing a 20.8% decrease due to a provision write back last year.